UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ JUNICHIROU OTsuda
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the nine months ended December 31, 2005

Date:	February 15, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306) (URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division (Phone) +81-3-5252-4160
Trading accounts:	Established
Audit corporation participation	None

1. Notes to consolidated financial information

(1) Adoption of simplified accounting method:

The allowance for credit losses and the others partially adopt the simplified accounting methods.

The allowance for credit losses is stated based on the following:

For a part of claims to debtors whose internal credit ratings are not changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year, etc.

For a part of claims to debtors whose internal credit ratings are changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year based on the internal credit ratio as of December 31, 2005, etc.

A part of assets is stated based on actual amounts as of the previous fiscal year, etc.

(2) Change in accounting policies: None

(3) Change in scope of consolidated and application of the equity method:

Consolidated subsidiaries:	Newly included: 119	Excluded: 7
Affiliated companies accounted for by the equity method:	Newly included: 26	Excluded: 9

2. Consolidated financial data for the nine months ended December 31, 2005

(1) Operating results

The following operating results for nine months of this year disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc (from April 1 to September 30) and Mitsubishi UFJ Financial Group, Inc (from October 1 to December 31).

	(in millions of yen except per share data and percentages)

	For the nine months ended December 31,		For the year ended March 31,
	2005	2004	2005
Ordinary income	2,756,504	1,878,791	2,628,509
Change from the previous year	46.7%	—	2.9%
Ordinary profit	740,382	470,141	593,291
Change from the previous year	57.5%	—	2.6%
Net income	615,371	284,200	338,416
Change from the previous year	116.5%	—	(39.7)%
Net income per common share	79,982.85	43,068.96	51,086.02
Net income per common and common equivalent share	77,457.43	—	—

Note:

The above operating results of the previous year disclosed of Mitsubishi Tokyo Financial Group, Inc.’s results.

(Reference) UFJ Holdings, Inc.

	For the six months ended September 30, 2005	For the nine months ended December 31, 2004	For the year ended March 31, 2005
Ordinary income	1,113,760	1,689,411	2,305,373
Ordinary profit	355,247	(643,333)	(496,830)
Net income	411,057	(385,792)	(554,532)
Net income per common share	79,851.45	(75,550.90)	(108,332.61)
Net income per common and common equivalent share	57,075.34	—	—

With respect to the economic environment between April and December 2005, overseas economies such as United States and China showed steady signs of economic growth. Meanwhile, the Japanese economy started off slowly, as exports were sluggish due to the decline of foreign demand, which was caused by an adjustment in inventory mainly in the IT sector. However, increases in domestic capital expenditures and the steady rise in private consumption continued during this period, and with the rise in exports in summer, the Japanese economy moved toward recovery and the possible end of deflation.

Regarding the financial environment between April and December 2005, in the United States, the target for the federal funds rate was raised 6 times, from 2.75% to 4.25%. Similarly, in the EU, the European Central Bank’s policy rate was raised from 2% to 2.25% in December 2005. However, in Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. Regarding long-term interest rates, the yield on ten-year Japanese government bonds started a gradual uptrend from around summer, but the uptrend stopped at the end of December. In the foreign exchange markets, the yen depreciated against the US dollar during the period due to expectations of the widening in interest rate differentials between yen and US dollar, taking into account the rise in US interest rates.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc (MTFG: the surviving entity) and UFJ Holdings merged and began operations as Mitsubishi UFJ Financial Group, Inc (MUFG). Amidst this environment, for the nine months ended December 31, 2005, MUFG’s ordinary income was ¥2,756.5 billion, an increase of 46.7% compared to MTFG’s for the nine months ended December 31, 2004, ordinary profit was ¥740.3 billion, an increase of 57.5% compared to MTFG’s for the nine months ended December 31, 2004, and net income was ¥615.3 billion, an increase of 116.5% compared to MTFG’s for the nine months ended December 31, 2004.

(2) Financial condition

(in millions of yen except per share data and percentages)

	As of September 30, 2005	As of December 31, 2004	As of March 31, 2005
Total assets	194,595,894	116,246,651	110,285,508
Shareholders’ equity	6,994,462	4,401,133	4,777,825
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	3.5%	3.8%	4.3%
Shareholders’ equity per common share	598,847.23	654,213.78	673,512.65

Note:

The above financial results of the previous year disclosed of Mitsubishi Tokyo Financial Group, Inc.’s results.

(Reference) UFJ Holdings, Inc.

	As of September 30, 2005	As of December 31, 2004	As of March 31, 2005
Total assets	78,074,507	83,910,051	82,553,660
Shareholders’ equity	1,687,677	1,270,864	1,180,098
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	2.2%	1.5%	1.4%
Shareholders’ equity per common share	55,499.87	(29,162.66)	(46,437.47)

As a result of the merger to form MUFG on October 1, 2005, total assets increased by ¥84,310.3 billion from ¥110,285.5 billion at March 31, 2005 to ¥194,595.8 billion at December 31, 2005 and shareholders’ equity increased by ¥2,216.6 billion from ¥4,777.8 billion at March 31, 2005 to ¥6,994.4 billion at December 31, 2005.

The change of total assets consisted mainly of an increase in Loans and bills discounted and an increase in investment securities. Loans and bills discounted increased by ¥40,374.4 billion, from ¥46,446.6 billion at March 31, 2005 to ¥86,821.1 billion at December 31, 2005, due to the increase in loans and bills discounted by overseas branches and overseas subsidiaries, and also due to the increase in domestic housing loans. Investment securities increased by ¥22,433.2 billion from ¥28,823.4 billion at March 31, 2005 to ¥51,256.7 billion at December 31, 2005.

(Reference)

Earning projections for the fiscal year ending March 31, 2006

		(in millions of yen)

	Ordinary income	Ordinary profit	Net income
For the year ending March 31, 2006	4,085,000	1,065,000	760,000
As previously announced on November 24, 2005	(4,085,000)	(990,000)	(520,000)

Projected net income per common share for the year ending March 31, 2006 (yen):             91,876.61

Note:

The aggregate amount of former Mitsubishi Tokyo Financial Group’s operatings results (from April to September 2005) and Mitsubishi UFJ Financial Group’s operatings results (from October to December 2005) and projected earnings (from January to March 2006).

Qualitative information related to the earning projections:

Mitsubishi UFJ Financial Group, Inc. today announced that it has revised its consolidated earning projections for the fiscal year ending March 31, 2006 as above, due to an increase in the reversal of allowance for loan losses. (Please refer to our press release, dated February 15, 2006, entitled “Revisions of projections concerning consolidated earnings and dividends for the fiscal year ending March 31, 2006.”

(Aggregate of Mitsubishi UFJ Financial Group, Inc. and former UFJ Holdings, Inc.)

Earning projections for the fiscal year ending March 31, 2006

	(in millions of yen)
	Ordinary profit	Net income
For the year ending March 31, 2006	1,420,000	1,170,000
As previously announced on November 24, 2005	(1,345,000)	(930,000)

Note:

The aggregate amount of former Mitsubishi Tokyo Financial Group’s operatings results and former UFJ Holdings’ operatings results (from April to September 2005), Mitsubishi UFJ Financial Group’s operatings results (from October to December 2005) and projected earnings (from January to March 2006).

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

1. Consolidated Balance Sheets

	As of December 31, 2005 (A)	As of March 31, 2005		(A)-(B)	(Reference) As of December 31, 2004
(in millions of yen)		(MTFG) (B)	(Reference) (UFJHD)		(MTFG)	(UFJHD)
Assets:
Cash and due from banks	16,729,714	8,655,835	5,930,442	8,073,879	7,487,042	8,822,014
Call loans and bills bought	1,656,580	930,495	365,723	726,084	569,910	314,180
Receivables under resale agreements	1,123,765	500,490	1,778,607	623,274	1,339,595	875,928
Receivables under securities borrowing transactions	3,934,683	5,791,884	2,404,996	(1,857,201)	5,771,386	2,680,692
Monetary claims bought	3,019,795	2,055,184	398,136	964,610	1,829,314	364,309
Trading assets	9,687,575	7,552,891	5,298,794	2,134,683	8,017,487	5,374,794
Money held in trust	441,133	456,481	57,019	(15,347)	466,447	74,857
Securities	51,256,704	28,823,427	21,770,762	22,433,277	35,018,376	19,350,085
Allowance for losses on securities	(1,734)	(1,198)	(4,125)	(536)	(1,396)	(16,422)
Loans and bills discounted	86,821,169	46,446,670	37,354,415	40,374,498	46,131,201	38,695,080
Foreign exchanges	1,409,006	677,907	653,615	731,098	653,777	643,504
Other assets	6,407,557	3,203,407	2,155,598	3,204,150	3,631,147	2,329,444
Premises and equipment	1,522,442	851,166	648,145	671,276	857,167	653,087
Deferred tax assets	855,128	485,078	1,122,422	370,050	602,438	1,228,158
Goodwill	148,052	—	3,076	148,052	—	4,614
Customers’ liabilities for acceptances and guarantees	11,256,661	4,595,401	4,088,890	6,661,260	4,637,823	3,757,465
Reserve for possible loan losses	(1,672,343)	(739,617)	(1,472,861)	(932,725)	(765,070)	(1,241,743)

Total assets	194,595,894	110,285,508	82,553,660	84,310,385	116,246,651	83,910,051

Liabilities:
Deposits	117,310,018	67,548,724	50,725,723	49,761,293	66,952,158	49,732,045
Negotiable certificates of deposit	8,048,314	2,824,981	3,857,874	5,223,333	3,052,037	4,791,365
Debentures	—	—	—	—	15,211	—
Call money and bills sold	14,580,776	9,169,566	4,765,662	5,411,209	10,774,081	6,875,789
Payables under repurchase agreements	6,252,208	2,908,795	2,906,021	3,343,412	5,805,682	1,952,873
Payables under securities lending transactions	3,545,019	2,923,613	2,261,850	621,406	4,403,291	2,865,948
Commercial paper	370,519	495,034	97,638	(124,515)	654,008	126,411
Trading liabilities	3,798,384	3,364,589	3,753,343	433,795	3,513,457	2,838,073
Borrowed money	2,885,336	1,258,600	1,384,986	1,626,735	1,240,273	1,592,410
Foreign exchanges	1,570,582	927,845	148,942	642,736	1,069,102	167,921
Short-term corporate bonds	669,100	905,700	464,200	(236,600)	690,900	220,600
Bonds and notes	6,662,059	4,161,181	2,564,335	2,500,877	3,993,704	2,640,102
Bonds with warrants	49,165	49,165	—	—	49,165	—
Due to trust account	3,350,072	1,231,315	1,241,919	2,118,757	1,344,756	1,434,955
Other liabilities	5,027,827	2,514,606	1,457,546	2,513,220	3,021,282	1,510,812
Reserve for employees’ bonuses	12,812	20,444	9,895	(7,631)	5,191	3,318
Reserve for employee retirement benefits	93,734	39,483	13,537	54,251	41,989	13,096
Reserve for Losses on Supports of Specific Borrowers	—	—	—	—	—	480,511
Reserve for Losses on Compensation Claim	—	—	14,522	—	—	15,410
Reserve for expenses related to EXPO 2005 Japan	300	265	—	34	238	—
Reserves under special laws	2,199	1,457	322	741	1,345	339
Deferred tax liabilities	285,618	56,792	28,784	228,825	58,482	21,488
Deferred tax liabilities for land revaluation	212,045	133,149	75,230	78,895	133,750	75,393
Acceptances and guarantees	11,256,661	4,595,401	4,088,890	6,661,260	4,637,823	3,757,465

Total liabilities	185,982,756	105,130,715	79,861,227	80,852,040	111,457,937	81,116,332

Minority interest	1,618,675	376,966	1,512,334	1,241,709	387,580	1,522,854

Stockholders’ equity:
Capital stock	1,383,052	1,383,052	1,000,000	—	1,258,052	1,000,000
Capital surplus	1,658,088	955,067	1,233,741	703,020	829,937	1,233,738
Retained earnings	2,809,037	1,824,292	(1,325,433)	984,745	1,769,004	(1,156,884)
Revaluation reserve for land, net of taxes	148,099	149,583	110,534	(1,484)	150,862	110,800
Net unrealized gains on securities available for sale, net of taxes	1,634,903	591,142	257,526	1,043,761	494,924	163,608
Foreign currency translation adjustments	(77,962)	(121,752)	(93,579)	43,790	(98,436)	(77,923)
Treasury stock	(560,756)	(3,559)	(2,691)	(557,196)	(3,211)	(2,475)

Total stockholders’ equity	6,994,462	4,777,825	1,180,098	2,216,636	4,401,133	1,270,864

Total liabilities, minority interest and stockholders’ equity	194,595,894	110,285,508	82,553,660	84,310,385	116,246,651	83,910,051

2. Consolidated Statements of Income

Note:

The following financial results for the nine months ended December 31, 2005 disclosed adding up the results of

The Mitsubishi Tokyo Financial Group, Inc. (from April 1 to September 30) and Mitsubishi UFJ Financial Group, Inc (from October 1 to December 31).

(in millions of yen)	For the nine months ended December 31, 2005 (A)	For the nine months ended December 31, 2004		(A)-(B)	(Reference) For the year ended March 31, 2005
		(MTFG) (B)	(Reference) (UFJHD)
					(MTFG)	(UFJHD)
Ordinary income:
Interest income:	1,543,411	1,038,433	746,867	504,978	1,426,668	1,017,174
(Interest on loans and discounts)	927,777	630,337	546,450	297,439	849,596	724,685
(Interest and dividends on securities)	341,633	241,327	148,200	100,305	350,725	210,231
Trust fees	60,541	64,022	30,839	(3,481)	100,959	51,236
Fees and commissions	631,264	409,071	353,138	222,192	567,954	496,579
Trading income	70,448	94,969	63,726	(24,520)	126,712	55,578
Other operating income	339,160	158,144	329,024	181,016	211,297	447,650
Other income	111,677	114,149	165,814	(2,471)	194,917	237,153

Total ordinary income	2,756,504	1,878,791	1,689,411	877,713	2,628,509	2,305,373

Ordinary expenses:
Interest expense:	589,946	294,662	151,798	295,284	419,691	213,741
(Interest on deposits)	280,220	140,651	54,814	139,569	198,454	76,702
Fees and commissions	69,119	47,900	55,662	21,218	68,402	71,308
Trading expenses	—	641	—	(641)	1,385	1,648
Other operating expenses	119,322	86,662	165,845	32,660	113,072	212,486
General and administrative expenses	1,083,174	787,128	546,660	296,046	1,046,421	730,478
Other expenses	154,559	191,654	1,412,777	(37,095)	386,245	1,572,541

Total ordinary expenses	2,016,122	1,408,649	2,332,745	607,473	2,035,218	2,802,204

Ordinary profit	740,382	470,141	(643,333)	270,240	593,291	(496,830)

Extraordinary profits	207,380	65,691	542,010	141,688	76,855	311,345
Extraordinary losses	9,115	10,523	33,346	(1,408)	14,670	49,057

Income before income taxes and others	938,646	525,309	(134,669)	413,337	655,475	(234,542)

Provision for income taxes and others	64,198	61,151	9,411	3,046	69,321	17,871
Deferred income taxes	204,760	149,410	226,904	55,350	208,966	280,121
Minority interest	54,316	30,547	14,807	23,769	38,771	21,995

Net income	615,371	284,200	(385,792)	331,171	338,416	(554,532)

3. Statement of Trust Assets and Liabilities

Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of December 31, 2005 (A)	As of March 31, 2005			As of December 31, 2004
(in millions of yen)		MTB (B)	UTB (Reference)	(A) - (B)	MTB (Reference)	UTB (Reference)
Assets:
Loans and bills discounted	374,548	567,621	634,442	(193,072)	623,898	669,651
Securities	40,378,270	26,477,753	13,296,589	13,900,517	25,244,782	13,297,675
Beneficiary rights to the trust	25,405,373	12,233,993	12,110,135	13,171,380	11,988,885	12,489,979
Securities held in custody accounts	1,089,652	2,798,335	386,783	(1,708,682)	3,993,525	467,547
Securities lent	—	—	498,000	—	—	946,100
Money claims	10,148,905	4,552,261	3,274,654	5,596,644	4,106,725	3,089,937
Premises and equipment	5,932,186	2,780,985	2,612,337	3,151,200	2,564,013	2,252,637
Surface rights	17,805	2,752	16,525	15,052	548	10,934
Lease rights	46,025	31,182	14,837	14,842	24,080	25,940
Other claims	1,520,981	2,312,741	819,269	(791,760)	2,876,142	1,491,741
Call loans	1,496,149	969,813	426,775	526,335	1,103,685	390,858
Due from banking account	3,349,983	2,342,436	1,337,922	1,007,546	1,846,963	1,533,455
Cash and due from banks	904,634	2,071,320	705,656	(1,166,686)	1,941,110	693,648

Total assets	90,664,515	57,141,197	36,133,931	33,523,317	56,314,361	37,360,107

Liabilities:
Money trusts	27,464,725	20,050,317	7,888,147	7,414,408	18,067,953	7,849,420
Pension trusts	12,210,404	8,215,110	4,015,523	3,995,294	8,227,555	4,274,754
Property formation benefit trusts	15,591	12,566	4,413	3,025	13,004	4,611
Loan trusts	719,701	545,117	525,630	174,584	622,785	569,388
Investment trusts	23,513,063	11,053,111	12,102,382	12,459,951	10,690,054	12,464,320
Money entrusted other than money trusts	3,304,251	2,013,298	916,822	1,290,953	2,076,495	835,002
Securities trusts	1,384,220	5,186,148	1,628,671	(3,801,927)	7,349,497	2,948,229
Money claims trusts	10,545,586	4,588,641	3,342,421	5,956,945	4,082,042	3,104,730
Equipment trusts	33,350	—	63,452	33,350	—	74,290
Land and fixtures trusts	119,357	98,411	63,450	20,945	100,709	64,465
Land Leases trusts	263	—	260	263	—	258
Composite trusts	11,353,999	5,378,475	5,582,755	5,975,523	5,084,264	5,170,633
Other trusts	0	0	0	0	0	0

Total liabilities	90,664,515	57,141,197	36,133,931	33,523,317	56,314,361	37,360,107

4. Business segment information

<For the nine months ended December 31, 2005>							(in millions of yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	607,547	126,430	55,313	1,052,062	1,841,354	(1,100,972)	740,382

Notes:

1. Ordinary profit is presented as counterparts of operating profit of companies in other industries.

2. Other primarily includes credit card and leasing businesses.

3. Other primarily includes dividend of 1,010,251 million yen from MUFG’s domestic banking subsidiary and trust banking subsidiary.

<For the nine months ended December 31, 2004>							(in millions of yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	381,976	63,824	10,926	228,921	685,648	(215,506)	470,141

Notes:

1.The above ordinary profit disclosed MTFG’s results.

2. Ordinary profit is presented as counterparts of operating profit of companies in other industries.

3. Other primarily includes credit card and leasing businesses.

4. Other primarily includes dividend of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

(Reference)

<For the year ended March 31, 2005>							(in millions of yen)

	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	436,702	141,539	9,675	227,650	815,567	(222,276)	593,291

Notes:

1.The above ordinary profit disclosed MTFG’s results.

2. Ordinary profit is presented as counterparts of operating profit of companies in other industries.

3. Other primarily includes credit card and leasing businesses.

4. Other primarily includes dividend of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

5. Financial Results

Note:

The following financial results of the previous year disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. The following financial results for nine months of this year disclosed adding up the results of the two companies (from April 1 to September 30 ) and Mitsubishi UFJ Financial Group, Inc (from October 1 to December 31).

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	2,619,198	2,486,434	132,764
Net interest income	1,329,009	1,340,209	(11,200)
Trust fees	84,263	94,862	(10,599)
Credit costs for trust accounts (1)	(920)	(6,344)	5,424
Net fees and commissions	778,056	658,646	119,409
Net trading profits	84,613	158,053	(73,440)
Net other business income	343,255	234,660	108,594
Net gains (losses) on debt securities	40,997	117,395	(76,398)
General and administrative expenses	1,388,051	1,276,501	111,549
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	1,232,067	1,216,277	15,790
Provision for formula allowance for loan losses (2) .	—	—	—
Net business profits*	1,231,147	1,209,932	21,215
Net non-recurring losses	(135,518)	(1,383,124)	1,247,606
Credit related costs (3)	(128,474)	(1,131,266)	1,002,792
Losses on loan charge-offs	(115,388)	(499,104)	383,715
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(13,085)	(632,161)	619,076
Net gains on equity securities	54,184	(152,758)	206,942
Gains on sales of equity securities	87,740	194,627	(106,887)
Losses on sales of equity securities	(21,885)	(39,673)	17,788
Losses on write down of equity securities	(11,670)	(307,712)	296,041
Other	(61,228)	(99,099)	37,871

Ordinary profit	1,095,629	(173,192)	1,268,821

Net special gains	409,481	563,831	(154,350)
Reversal of allowance for loan losses (4)	412,204	509,555	(97,350)
Income before income taxes and others	1,505,110	390,639	1,114,470
Income taxes-current	96,210	70,563	25,646
Income taxes-deferred	325,148	376,314	(51,166)

Minority interest	57,322	45,354	11,968

Net income	1,026,429	(101,592)	1,128,021

Note:

*  Net business profits = The 3 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(3)+(4)	282,810	(628,056)	910,866

Financial Results (Combined * of 3 Banks, UFJSP, UFJEI and UFJTE)

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	1,841,815	1,867,701	(25,886)
Net interest income	1,068,810	1,127,177	(58,366)
Trust fees	68,203	81,533	(13,330)
Credit costs for trust accounts (1)	(920)	(6,344)	5,424
Net fees and commissions	396,112	343,832	52,280
Net trading profits	(19,206)	88,626	(107,833)
Net other business income	327,895	226,531	101,363
Net gains (losses) on debt securities	41,437	118,477	(77,040)
General and administrative expenses	899,491	864,003	35,488
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	943,243	1,010,042	(66,799)
Provision for formula allowance for loan losses (2)	—	116,506	(116,506)
Net business profits	942,323	1,120,204	(177,881)
Net non-recurring losses	(89,439)	(1,628,503)	1,539,063
Credit related costs (3)	(95,355)	(1,252,247)	1,156,891
Losses on loan charge-offs	(93,719)	(468,844)	375,124
Provision for specific allowance for loan losses	—	(180,037)	180,037
Other credit related costs	(1,635)	(603,365)	601,729
Losses on compensate the principal (4)	—	(3,028)	3,028
Net gains (losses) on equity securities	124,940	(260,989)	385,929
Gains on sales of equity securities	167,611	189,396	(21,784)
Losses on sales of equity securities	(15,961)	(36,797)	20,836
Losses on write down of equity securities	(26,710)	(413,587)	386,877
Other	(119,024)	(112,237)	(6,786)

Ordinary profit (loss)	852,883	(508,298)	1,361,182

Net special gains	561,972	652,760	(90,787)
Reversal of allowance for loan losses (5)	501,073	601,348	(100,274)
Income before income taxes and others	1,414,855	144,461	1,270,394
Income taxes-current	30,551	19,002	11,548
Income taxes-deferred	365,989	368,102	(2,113)

Net income (loss)	1,018,314	(242,644)	1,260,958

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	404,798	(543,766)	948,564

Note: “Combined” means an aggregate on a non-consolidated of 3 Banks, UFJ Strategic Partner, Co., Ltd. (“UFJSP”), UFJ Equity Investments, Co., Ltd. (“UFJEI”) and UFJ Trust Equity (“UFJTE”) after eliminating inter-company transactions.

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	765,707	709,294	56,412
Net interest income	470,569	462,255	8,314
Net fees and commissions	153,761	134,495	19,266
Net trading profits	53,755	43,472	10,283
Net other business income	87,620	69,071	18,548
Net gains (losses) on debt securities	(9,202)	30,317	(39,519)
General and administrative expenses	375,602	355,309	20,293
Net business profits before provision for formula allowance for loan losses	390,104	353,984	36,119
Provision for formula allowance for loan losses (1)	—	137,634	(137,634)
Net business profits	390,104	491,619	(101,515)
Net non-recurring losses	(32,284)	(210,666)	178,382
Credit related costs (2)	(22,107)	(193,036)	170,929
Losses on loan charge-offs	(28,203)	(23,985)	(4,217)
Provision for specific allowance for loan losses	—	(143,988)	143,988
Other credit related costs	6,095	(25,061)	31,157
Net gains (losses) on equity securities	17,989	6,597	11,391
Gains on sales of equity securities	34,971	44,398	(9,426)
Losses on sales of equity securities	(4,747)	(14,105)	9,358
Losses on write down of equity securities	(12,235)	(23,694)	11,459
Other	(28,166)	(24,227)	(3,938)

Ordinary profit	357,820	280,953	76,866

Net special gains	74,726	5,111	69,614
Reversal of allowance for loan losses (3)	22,179	—	22,179
Income before income taxes and others	432,546	286,065	146,481
Income taxes-current	12,294	7,186	5,107
Income taxes-deferred	164,253	106,053	58,200

Net income	255,999	172,825	83,173

(Reference)
Total credit costs (1)+(2)+(3)	72	(55,401)	55,473

Financial Results (UFJ Bank, Ltd.)

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	786,354	837,133	(50,779)
Net interest income	489,191	511,175	(21,983)
Net fees and commissions	145,997	133,150	12,846
Net trading profits	(67,480)	39,071	(106,552)
Net other business income	218,647	153,736	64,910
Net gains (losses) on debt securities	35,393	76,484	(41,090)
General and administrative expenses	361,960	347,660	14,300
Net business profits before provision for formula allowance for loan losses	424,393	489,473	(65,079)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	424,393	489,473	(65,079)
Net non-recurring losses	(51,563)	(1,225,761)	1,174,198
Credit related costs (2)	(48,506)	(956,536)	908,029
Losses on loan charge-offs	(46,798)	(392,519)	345,720
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(1,708)	(564,017)	562,308
Net gains (losses) on equity securities	79,381	(225,237)	304,619
Gains on sales of equity securities	92,843	152,655	(59,812)
Losses on sales of equity securities	(2,216)	(3,678)	1,462
Losses on write down of equity securities	(11,244)	(374,214)	362,969
Other	(82,438)	(43,988)	(38,450)

Ordinary profit (loss)	372,830	(736,288)	1,109,118

Net special gains	426,243	586,709	(160,466)
Reversal of allowance for loan losses (3)	423,646	553,390	(129,744)
Income (Loss) before income taxes	799,073	(149,578)	948,652
Income taxes-current	3,007	910	2,097
Income taxes-deferred	132,781	178,568	(45,786)

Net income (loss)	663,284	(329,057)	992,341

(Reference)
Total credit costs (1)+(2)+(3)	375,139	(403,145)	778,284

Financial Results (Combined * of UFJ Bank Ltd, UFJSP and UFJEI)

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	753,983	840,006	(86,023)
Net interest income	457,034	513,791	(56,757)
Net fees and commissions	145,892	133,618	12,274
Net trading profits	(67,480)	39,071	(106,552)
Net other business income	218,537	153,524	65,012
Net gains (losses) on debt securities	35,393	76,484	(41,090)
General and administrative expenses	363,248	349,685	13,562
Net business profits before provision for formula allowance for loan losses	390,734	490,320	(99,586)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	390,734	490,320	(99,586)
Net non-recurring losses	(50,691)	(1,297,464)	1,246,773
Credit related costs (2)	(45,278)	(968,007)	922,729
Losses on loan charge-offs	(47,056)	(402,933)	355,877
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	1,778	(565,073)	566,851
Net gains (losses) on equity securities	79,998	(269,990)	349,989
Gains on sales of equity securities	99,457	123,453	(23,995)
Losses on sales of equity securities	(8,214)	(19,229)	11,015
Losses on write down of equity securities	(11,244)	(374,214)	362,969
Other	(85,412)	(59,466)	(25,945)

Ordinary profit (loss)	340,043	(807,143)	1,147,187

Net special gains	431,282	604,136	(172,853)
Reversal of allowance for loan losses (3)	425,665	556,207	(130,541)
Income (Loss) before income taxes	771,325	(203,007)	974,333
Income taxes-current	19,302	916	18,385
Income taxes-deferred	116,833	178,009	(61,175)

Net income (loss)	635,190	(381,933)	1,017,123

(Reference)
Total credit costs (1)+(2)+(3)	380,387	(411,800)	792,188

Note: “Combined” means an aggregate on a non-consolidated of UFJ Bank Ltd, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) after eliminating inter-company transactions.

Financial Results (The Mitsubishi UFJ Trust and Banking Corporation)

Note:

The following financial results of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.

The following financial results for nine months of this year disclosed adding up the results of the two companies (from April 1 to September 30) and Mitsubishi UFJ Trust and Banking Corporation (from October 1 to December 31).

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	321,973	317,787	4,185
(Gross ordinary profit before trust accounts charge-offs)*	322,893	324,132	(1,239)
Net interest income	141,046	150,503	(9,456)
Trust fees	68,203	81,533	(13,330)
Credit costs for trust accounts** (1)	(920)	(6,344)	5,424
Net fees and commissions	96,466	75,732	20,734
Net trading profits	(5,481)	6,082	(11,563)
Net other business income	21,737	3,935	17,802
Net gains on debt securities	15,245	11,675	3,569
General and administrative expenses	160,599	158,751	1,847
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	162,294	165,380	(3,086)
Provision for formula allowance for loan losses (2)	—	(21,128)	21,128
Net business profits	161,374	137,907	23,466
Net non-recurring losses	(7,590)	(119,501)	111,911
Credit related costs (3)	(27,970)	(91,203)	63,233
Losses on loan charge-offs	(18,460)	(41,924)	23,463
Provision for specific allowance for loan losses	—	(36,048)	36,048
Other credit related costs	(9,509)	(13,230)	3,720
Losses on compensate the principal (4)	—	(3,028)	3,028
Net gains on equity securities	25,612	2,647	22,965
Gains on sales of equity securities	30,544	20,506	10,037
Losses on sales of equity securities	(1,701)	(2,180)	479
Losses on write down of equity securities	(3,230)	(15,678)	12,447
Other	(5,232)	(27,916)	22,683

Ordinary profit	153,783	18,406	135,377

Net special gains	55,967	43,512	12,455
Reversal of allowance for loan losses (5)	53,227	45,140	8,086
Income before income taxes and others	209,751	61,918	147,833
Income taxes-current	(2,807)	10,898	(13,706)
Income taxes-deferred	86,664	84,040	2,623

Net income	125,894	(33,020)	158,915

Note: * Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	24,337	(76,564)	100,902

Financial Results (Combined for The Mitsubishi UFJ Trust and Banking Corporation, and UFJ Trust Equity)

Note:

The following financial results of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited and UFJ Trust Equity.

The following financial results for nine months of this year disclosed adding up the results of the two companies (from April 1 to September 30), Mitsubishi UFJ Trust and Banking Corporation (from October 1 to December 31) and UFJ Trust Equity (from April 1 to December 31).

			(in millions of yen)

	For the nine months ended December 31, 2005(A)	For the nine months ended December 31, 2004(B)	(A-B)
Gross profits	322,124	318,400	3,724
(Gross ordinary profit before trust accounts charge-offs)*	323,044	324,745	(1,700)
Net interest income	141,206	151,130	(9,923)
Trust fees	68,203	81,533	(13,330)
Credit costs for trust accounts** (1)	(920)	(6,344)	5,424
Net fees and commissions	96,458	75,717	20,740
Net trading profits	(5,481)	6,082	(11,563)
Net other business income	21,737	3,935	17,802
Net gains on debt securities	15,245	11,675	3,569
General and administrative expenses	160,640	159,008	1,632
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	162,404	165,737	(3,332)
Provision for formula allowance for loan losses (2)	—	(21,128)	21,128
Net business profits	161,484	138,263	23,220
Net non-recurring losses	(6,464)	(120,371)	113,907
Credit related costs (3)	(27,970)	(91,203)	63,233
Losses on loan charge-offs	(18,460)	(41,924)	23,463
Provision for specific allowance for loan losses	—	(36,048)	36,048
Other credit related costs	(9,509)	(13,230)	3,720
Losses on compensate the principal (4)	—	(3,028)	3,028
Net gains on equity securities	26,952	2,404	24,547
Gains on sales of equity securities	33,182	21,544	11,638
Losses on sales of equity securities	(3,000)	(3,461)	461
Losses on write down of equity securities	(3,230)	(15,678)	12,447
Other	(5,446)	(28,543)	23,097

Ordinary profit	155,019	17,891	137,128

Net special gains	55,963	43,512	12,451
Reversal of allowance for loan losses (5)	53,227	45,140	8,086
Income before income taxes and others	210,983	61,403	149,579
Income taxes-current	(1,044)	10,899	(11,944)
Income taxes-deferred	84,902	84,040	862

Net income	127,125	(33,535)	160,661

Note: * Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	24,337	(76,564)	100,902

6. Disclosed Claims under the Financial Reconstruction Law

Combined of 3 Banks [Banking and Trust accounts], UFJSP, UFJEI and UFJTE.

Note:

The following disclosed claims of the previous year disclosed adding up the results of The Bank of Tokyo-Mitsubishi Ltd, UFJ Bank Ltd, The Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd, UFJSP, UFJEI and UFJTE.

“Combined” means an aggregate on a non-consolidated of The Bank of Tokyo-Mitsubishi, Ltd, UFJ Bank, The Mitsubishi UFJ Trust and Banking Corporation, UFJ Strategic Partner, Co., Ltd. (“UFJSP”), UFJ Equity Investments, Co., Ltd. (“UFJEI”) and UFJ Trust Equity (“UFJTE”) after eliminating inter-company transactions.

			(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	176,202	408,073	279,156
Claims under high risk	1,141,555	3,043,593	1,407,278
Claims under close observation	905,845	833,007	1,321,624
Total (A)	2,223,603	4,284,674	3,008,059

Total claims (B)	92,144,533	91,178,854	90,285,741
Non-performing claims ratio (A) / (B)	2.41%	4.69%	3.33%

The Bank of Tokyo-Mitsubishi, Ltd. [Banking accounts: Non-Consolidated]			(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	48,157	68,589	70,868
Claims under high risk	428,734	695,164	584,335
Claims under close observation	298,939	242,297	339,582
Total (A)	775,831	1,006,051	994,787

Total claims (B)	41,701,765	38,767,098	39,653,482
Non-performing claims ratio (A) / (B)	1.86%	2.59%	2.50%

Combined of UFJ Bank Ltd [Banking accounts: Non-Consolidated], UFJSP and UFJEI.			(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	98,345	222,405	158,644
Claims under high risk	568,025	2,163,538	656,353
Claims under close observation	473,918	461,868	807,230
Total (A)	1,140,289	2,847,811	1,622,227

Total claims (B)	38,943,066	39,751,812	38,548,798
Non-performing claims ratio (A) / (B)	2.92%	7.16%	4.20%

The Mitsubishi UFJ Trust and Banking Corporation [Banking accounts: Non-Consolidated].

Note:

The following disclosed claims of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd.

			(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	29,553	106,759	44,000
Claims under high risk	144,465	174,670	161,043
Claims under close observation	132,020	97,297	142,253
Total (A)	306,039	378,727	347,296

Total claims (B)	11,287,796	11,553,688	11,050,987
Non-performing claims ratio (A) / (B)	2.71%	3.27%	3.14%

The Mitsubishi UFJ Trust and Banking Corporation [Trust accounts].

Note:

The following disclosed claims of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation, and UFJ Trust Bank Ltd.

			(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	145	10,319	5,643
Claims under high risk	330	10,221	5,546
Claims under close observation	966	31,543	32,558
Total (A)	1,442	52,084	43,748

Total claims (B)	211,905	1,106,256	1,032,473
Non-performing claims ratio (A) / (B)	0.68%	4.70%	4.23%

The Mitsubishi UFJ Trust and Banking Corporation [Banking (Non-consolidated) and Trust accounts].

Note:

The following disclosed claims of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation, and UFJ Trust Bank Ltd.

			(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Claims to bankrupt and substantially bankrupt debtors	29,699	117,078	49,643
Claims under high risk	144,795	184,891	166,589
Claims under close observation	132,987	128,841	174,811
Total (A)	307,482	430,812	391,044

Total claims (B)	11,499,702	12,659,944	12,083,461
Non-performing claims ratio (A) / (B)	2.67%	3.40%	3.23%

Note:

The above figures are classified by the claims category under the Financial Reconstruction Law No.4.

The results of the self-assessment are reflected except for a part of assets.

7. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

Note:

The following Risk-Adjusted Capital Ratio of the previous year disclosed of Mitsubishi Tokyo Financial Group, Inc.’s results.

[Consolidated]

	(in billions of yen except percentages)

	As of December 31, 2005 (Preliminary basis)	As of March 31, 2005 (Reference)
(1) Risk-adjusted capital ratio	11.51%	11.76%
Risk-adjusted Tier1 capital ratio	5.99%	7.61%
(2) Tier 1 capital	6,512.0	4,286.7
(3) Tier 2 capital includable as qualifying capital	6,309.2	3,250.9
i) The amount of unrealized gains on investment securities, includable as qualifying capital	1,249.2	449.4
ii) The amount of land revaluation excess includable as qualifying capital	162.0	127.4
iii) Subordinated debt	3,821.8	2,238.7
(4) Tier 3 capital includable as qualifying capital	—	—
(5) Deductions from total qualifying capital	304.0	915.0
(6) Total qualifying capital (2)+(3)+(4)-(5)	12,517.2	6,622.6
(7) Risk-adjusted assets	108,702.6	56,270.5

8. Return on Equity

Note:

The following Return on Equity of the previous year disclosed of Mitshibishi Tokyo Financial Group, Inc.’s results.

[Consolidated]

	(%)

	For the nine months ended December 31, 2005	For the year ended March 31, 2005 (Reference)
ROE *	18.88	9.50

Note: * ROE is computed as follows:

Net income for the nine months disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc (from April 1 to September 30) and Mitsubishi UFJ Financial Group, Inc (from October 1 to December 31).

[For the nine months ended December 31, 2005]
{(Net income for the nine months × 4 ÷ 3) – Equivalent dividends on preferred stocks}	×100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at nine months ended - Number of preferred stocks at nine months ended × Issue price - Land revaluation excess at nine months ended - Unrealized gains on securities available for sale at nine months ended)} / 2

[For the year ended March 31, 2005]
(Net income - Dividends on preferred stocks)	×100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

9. Investment Securities [Consolidated]

I. As of December 31, 2005

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

(1) Trading securities

(in millions of yen)

As of December 31, 2005
Balance sheet amount	Valuation profits recognized on statement of operations
8,672,086	8,351

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of December 31, 2005
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	2,179,694	2,188,239	8,545	10,340	1,795
Government bonds	2,054,323	2,059,162	4,839	6,630	1,791
Municipal bonds	87,436	90,061	2,625	2,625	—
Corporate bonds	37,935	39,015	1,080	1,084	3
Foreign bonds	70,279	71,502	1,223	1,898	675

Note:

“Other” is not listed.

(3) Marketable securities available for sale

	(in millions of yen)

	As of December 31, 2005
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	4,425,936	6,923,983	2,498,046	2,505,418	7,372
Domestic bonds	26,994,236	26,955,753	(38,482)	23,345	61,828
Government bonds	24,785,285	24,742,820	(42,464)	15,120	57,585
Municipal bonds	249,609	252,074	2,465	2,766	300
Corporate bonds	1,959,341	1,960,857	1,516	5,459	3,943
Foreign bonds	8,213,868	8,174,324	(39,543)	30,201	69,745

Note:

“Foreign equity securities” and “Other” are not listed.

II. As of December 31, 2004

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

Following results disclosed Mitsubishi Tokyo Financial Group, Inc.’s results.

(1) Trading securities

(in millions of yen)

As of December 31, 2004
Balance sheet amount	Valuation profits recognized on statement of operations
7,086,171	18,421

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of December 31, 2004
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	1,926,128	1,943,095	16,967	16,967	—
Government bonds	1,788,706	1,800,115	11,408	11,408	—
Municipal bonds	95,353	99,160	3,807	3,807	—
Corporate bonds	42,068	43,819	1,750	1,750	—
Foreign bonds	59,669	61,319	1,649	1,784	135

Note:

“Other” is not listed.

(3) Marketable securities available for sale

	(in millions of yen)

	As of December 31, 2004
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,486,299	3,220,006	733,706	813,923	80,216
Domestic bonds	20,769,332	20,809,203	39,870	56,402	16,532
Government bonds	18,811,752	18,841,901	30,148	45,550	15,401
Municipal bonds	181,493	182,755	1,262	1,939	677
Corporate bonds	1,776,087	1,784,546	8,459	8,912	453
Foreign bonds	6,107,311	6,129,444	22,133	52,020	29,887

Note:

“Foreign equity securities” and “Other” are not listed.

(Reference) As of March 31, 2005

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

Following results disclosed Mitsubishi Tokyo Financial Group, Inc.’s results.

(1) Trading securities

(in millions of yen)

As of March 31, 2005
Balance sheet amount	Valuation profits recognized on statement of operations
6,698,934	15,850

(2) Marketable debt securities being held to maturity

	(in millions of yen)

	As of March 31, 2005
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	2,129,512	2,151,597	22,084	22,084	—
Government bonds	1,998,988	2,015,408	16,419	16,419	—
Municipal bonds	91,063	95,070	4,006	4,006	—
Corporate bonds	39,460	41,119	1,658	1,658	—
Foreign bonds	45,276	46,757	1,480	1,652	171
Other	236,233	236,233	—	—	—
Total	2,411,022	2,434,588	23,565	23,737	171

(3) Marketable securities available for sale

	(in millions of yen)

	As of March 31, 2005
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,433,742	3,327,798	894,056	961,169	67,113
Domestic bonds	14,992,366	15,046,461	54,095	60,823	6,728
Government bonds	13,031,392	13,073,529	42,136	48,616	6,479
Municipal bonds	138,727	140,290	1,563	1,647	83
Corporate bonds	1,822,246	1,832,641	10,394	10,560	165
Foreign equity securities	32,449	47,879	15,430	15,842	411
Foreign bonds	5,203,857	5,207,276	3,418	45,567	42,149
Other	2,362,890	2,381,839	18,948	35,891	16,942
Total	25,025,305	26,011,255	985,949	1,119,294	133,345

10. Deferred gains (losses) with derivatives [Consolidated]

Note:

Following results of previous year disclosed Mitsubishi Tokyo Financial Group, Inc.’s results.

	(in billions of yen)

	As of December 31, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	5.7	9.4	(3.7)
Interest rate swaps	230.9	255.8	(24.9)
Currency swaps	49.1	52.5	(3.3)
Other interest rate-related transactions	1.0	0.9	0.1
Others	1.0	2.8	(1.8)
Total	287.8	321.6	(33.7)

Notes:

1. Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.

2. Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

	(in billions of yen)

	As of December 31, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	8.8	10.3	(1.5)
Interest rate swaps	234.1	210.2	23.9
Currency swaps	36.5	65.0	(28.4)
Other interest rate-related transactions	0.2	0.4	(0.1)
Others	1.7	1.7	(0.0)
Total	281.5	287.7	(6.2)

Notes:

1. Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.

2. Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

(Reference)

	(in billions of yen)

	As of March 31, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	224.3	215.2	9.0
Currency swaps	24.3	26.6	(2.2)
Other interest rate-related transactions	0.3	0.4	(0.0)
Others	1.1	1.1	0.0
Total	257.1	252.8	4.3

Notes:

1. Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.

2. Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

Notes:

“Total of the 3 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi Ltd., UFJ Bank Ltd., and The Mitsubishi UFJ Trust and Banking Corporation.

The following results of the previous year disclosed adding up the results of The Bank of Tokyo-Mitsubishi Ltd., UFJ Bank Ltd., The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

The trust accounts of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

11-1. Loans and Deposits [Total of the 3 Banks]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Deposits (ending balance)	112,367,551	111,223,721	113,061,808
Deposits (average balance)	112,635,542	111,467,828	111,469,177
Loans (ending balance)	81,541,217	80,733,463	79,600,678
Loans (average balance)	80,388,736	82,454,784	82,127,973

12-1. Domestic Deposits [Total of the 3 Banks]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Individuals	61,250,435	60,631,362	59,807,607
Corporations and others	40,548,415	39,602,090	42,460,887
Domestic deposits	101,798,850	100,233,452	102,268,494

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

13-1. Domestic consumer loans

[Total of the 3 Banks]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Total domestic consumer loans	19,918,956	19,065,714	19,132,553
Housing loans	18,560,979	17,534,387	17,640,727
Others	1,357,976	1,531,327	1,491,825

The Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Total domestic consumer loans	102,389	587,909	567,015
Housing loans	100,756	581,949	561,494
Others	1,633	5,959	5,521

14-1. Domestic loans to small and medium-sized companies

[Total of the 3 Banks]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Domestic loans to small and medium-sized companies	44,765,584	44,932,234	44,727,394
Percentage to total domestic loans	60.81%	60.57%	61.24%

The Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Domestic loans to small and medium-sized companies	278,821	951,080	900,559
Percentage to total domestic loans	74.44%	73.52%	74.91%

Notes:

“3 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi Ltd., UFJ Bank Ltd. and The Mitsubishi UFJ Trust and Banking Corporation.

The following results of the previous year disclosed adding up the results of The Bank of Tokyo-Mitsubishi Ltd., UFJ Bank Ltd., The Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd., UFJSP and UFJEI)

The trust accounts of the previous year disclosed adding up the results of The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

11-2. Loans and Deposits [Combined of 3 Banks, UFJSP and UFJEI]

	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Deposits (ending balance)	112,367,551	111,223,721	113,061,808
Deposits (average balance)	112,635,542	111,467,828	111,469,177
Loans (ending balance)	81,550,157	80,780,932	79,622,038
Loans (average balance)	80,403,966	82,524,056	82,190,186
12-2. Domestic Deposits [Combined of 3 Banks, UFJSP and UFJEI]
	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Individuals	61,250,435	60,631,362	59,807,607
Corporations and others	40,548,415	39,602,090	42,460,887
Domestic deposits	101,798,850	100,233,452	102,268,494
Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts. 13-2. Domestic consumer loans [Combined of 3 Banks, UFJSP and UFJEI]
	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Total domestic consumer loans	19,920,058	19,068,171	19,133,692
Housing loans	18,560,979	17,534,955	17,640,727
Others	1,359,079	1,533,216	1,492,964
The Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]
	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Total domestic consumer loans	102,389	587,909	567,015
Housing loans	100,756	581,949	561,494
Others	1,633	5,959	5,521
14-2. Domestic loans to small and medium-sized companies [Combined of 3 Banks, UFJSP and UFJEI]
	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Domestic loans to small and medium-sized companies	44,774,237	44,978,019	44,748,024
Percentage to total domestic loans	60.82%	60.59%	61.25%
The Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]
	(in millions of yen)

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Domestic loans to small and medium-sized companies	278,821	951,080	900,559
Percentage to total domestic loans	74.44%	73.52%	74.91%

15. Number of Offices [Total of the 3 Banks]

	As of December 31, 2005	As of December 31, 2004	As of March 31, 2005 (Reference)
Domestic	876	801	811
Head office and Branches	740	690	692
Sub-branches and Agencies	136	111	119
Overseas	107	107	106
Branches	65	65	65
Sub-branches	20	20	20
Representative offices	22	22	21
Total	983	908	917

In UFJ Bank, the offices whose main activity is exchange of money have not been included in the number of domestic branches. The offices have begun to be included from the number of the end of Dec. 2005. This causes the increase of the number of domestic branches by 47 compared to previous term end.

16. Status of Deferred Tax Assets

Tax Effects of the Items Comprising Net Deferred Tax Assets

[Total of the 3 Banks]

		(in billions of yen)

	December 31, 2005	vs. Mar. 31, 2005
Deferred tax assets	1,818.6	(402.9)
Allowance for loan losses	754.6	(300.4)
Write down of investment securities	402.3	(105.1)
Net operating loss carryforwards	1,327.1	(153.5)
Reserve for employees’ retirement benefits	83.7	12.9
Unrealized losses on securities available for sale	—	—
Other	304.7	2.5
Valuation allowance	1,054.0	(140.7)
Deferred tax liabilities	1,285.7	676.7
Gains on placing trust for retirement benefits	49.0	(0.8)
Unrealized gains on securities available for sale	1,179.3	659.1
Other	57.4	18.5
Net deferred tax assets	532.8	(1,079.6)

[Consolidated]
Net deferred tax assets	569.5	(952.4)
Percent of Tier1 Capital	8.7%	(17.0)%

17. Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

			(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Ordinary income	4,085.0	4,085.0	2,628.5
Ordinary profit	1,065.0	990.0	593.2
Net income	760.0	520.0	338.4

*       The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s operating results (from April to September for the fiscal year ending March 31, 2006), Mitsubishi UFJ Financial Group, Inc.’s operating results (from October to December for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, Inc.’s projected earnings (from January to March for the fiscal year ending March 31, 2006).

**     Earning projections made public on November 24, 2005.

***  Mitsubishi Tokyo Financial Group, Inc.’s operating results.

[Reference: Mitsubishi UFJ Financial Group, Inc. + UFJ Holdings, Inc.]
(1) Mitsubishi UFJ Financial Group, Inc.
[Consolidated]

			(in billions of yen)

	For the year ending March 31, 2006 ****	Previous earning projections **	For the year ended March 31, 2005 *****
Ordinary profit	1,420.0	1,345.0	96.4
Net income	1,170.0	930.0	(216.1)

[Combined of 3 Banks, UFJSP, UFJEI and UFJTE ]
			(in billions of yen)

	For the year ending March 31, 2006 ****	Previous earning projections **	For the year ended March 31, 2005 *****
Net business profits before provision for formula allowance for loan losses	1,230.0	1,230.0	1,477.0
Ordinary profit	1,055.0	980.0	(294.7)
Net income	1,150.0	850.0	(395.2)

****          The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s operating results, UFJ Holdings, Inc.’s operating results (from April to September for the fiscal year ending March 31, 2006), Mitsubishi UFJ Financial Group, Inc.’s operating results (from October to December for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, Inc.’s projected earnings (from January to March for the fiscal year ending March 31, 2006).

*****       The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s operating results and UFJ Holdings, Inc.’s operating results.

(2) The Bank of Mitsubishi Tokyo UFJ, Ltd.

[Consolidated]

	(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Ordinary profit	1,135.0	1,100.0	(103.2)
Net income	1,025.0	805.0	(239.2)

[Non-consolidated]

	(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Net business profits before provision for formula allowance for loan losses	1,035.0	1,035.0	1,201.4
Ordinary profit	875.0	835.0	(332.2)
Net income	1,035.0	770.0	(399.7)
[Non-Consolidated and subsidiaries ]
	(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Net business profits before provision for formula allowance for loan losses	1,000.0	1,000.0	1,204.4
Ordinary profit	840.0	800.0	(408.4)
Net income	1,010.0	740.0	(426.3)

*       The aggregate amount of The Bank of Tokyo-Mitsubishi, Ltd.’s operating results, UFJ Bank Limited’s operating results (from April to December for the fiscal year ending March 31, 2006) and The Bank of Mitsubishi Tokyo UFJ, Ltd.’s projected earnings (from January to March for the fiscal year ending March 31,2006).

**     Earning projections made public on November 24, 2005.

***  The aggregate amount of The Bank of Tokyo-Mitsubishi, Ltd.’s operating results and UFJ Bank Limited’s operating results.

(3) Mitsubishi UFJ Trust and Banking Corporation

[Consolidated]
	(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Ordinary profit	225.0	190.0	147.1
Net income	135.0	105.0	49.5

[Non-Consolidated]
	(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	230.0	230.0	271.1
Ordinary profit	215.0	180.0	113.3
Net income	140.0	110.0	30.6

[Non-Consolidated and subsidiary ]

	(in billions of yen)

	For the year ending March 31, 2006 *	Previous earning projections **	For the year ended March 31, 2005 ***
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	230.0	230.0	272.6
Ordinary profit	215.0	180.0	113.7
Net income	140.0	110.0	31.1

*	The aggregate amount of The Mitsubishi Trust and Banking Corporation’s operating results, UFJ Trust Bank Limited’s operating results (from April to September for the fiscal year ending March 31, 2006), Mitsubishi UFJ Trust and Banking Corporation’s operating results (from October to December for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Trust and Banking Corporation’s projected earnings (from January to March for the fiscal year ending March 31, 2006).
**	Earning projections made public on November 24, 2005.
***	The aggregate amount of The Mitsubishi Trust and Banking Corporation’s operating results and UFJ Trust Bank Limited’s operating results.

[Reference]

18. Status of Acquired Assets and Liabilities relating to Merger

When merged on January 1, Bank of Tokyo-Mitsubishi Ltd. Acquired assets and liabilities from UFJ Bank Limited with following accounting treatment.

•	Investment securities are acquired based on fair value etc. after unrealized losses are dissolved.

•	Premises and equipment and Reserve for employees’ retirement benefits are acquired based on fair value etc. after unrealized losses are dissolved.

•	Capital stock is acquired as Capital surplus reserve based on Merger Agreement.

•	Banking Corporation

	(in billions of yen)

	UFJ Bank Limited			Bank of Tokyo- Mitsubishi Ltd.	Bank of Tokyo- Mitsubishi UFJ Ltd.
	As of December 31, 2005	Merger accounting	Acquired amount
Assets	66,850	(383)	66,467	88,122	154,590
Money held in trust	11	(0)	11	290	302
Investment securities	18,643	(178)	18,465	26,687	45,152
Allowance for losses on investment securities	(131)	23	(107)	(1)	(109)
Premises and equipment	492	(92)	399	661	1,061
Other assets	1,360	(98)	1,261	1,901	3,163
Deferred tax assets	669	(36)	632	—	632
Liabilities	64,205		64,205	84,604	148,810
Shareholders’ equity	2,645	(383)	2,261	3,518	5,780
Capital stock	1,258	(1,258)	—	996	996
Capital surplus reserve	268	1,243	1,512	806	2,319
Retained earnings	661		661	548	1,210
Earned surplus reserve	—		—	190	190
Voluntary reserves	—		—	720	720
Unappropriated profits	661		661	(362)	299
Land revaluation excess	88		88	156	245
Unrealized gains on securities available for sale	368	(368)	—	1,008	1,008